DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR September 30, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable







					ANNUAL REPORT

			DYNAMOTIVE ENERGY SYSTEMS CORPORATION

					   2002

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                               Annual Report 2002
1        Letter to Shareholders
2        Description of Business
3        Management's Discussion and Analysis and Results of Operations
4        Auditors' Report
5        Consolidated Balance Sheets
6        Consolidated Statements of Loss and Deficit
7        Consolidated Statements of Cash Flows
8        Notes to Consolidated Financial Statements
9        Officers and Directors
10       Corporate Information

                             LETTER TO SHAREHOLDERS

Dear Shareholders:
------------------

In 1999 we set out to establish a platform that would allow DynaMotive to become a dominant player in the bio fuels market. We set out to establish BioOil as a new fuel created from a sustainable resource that would economically compete with refined hydrocarbon heavy fuels, but without negative environmental impact.

Today we are close to achieving this objective. We have launched the construction of our first commercial scale plant in Canada that, when in operation, will demonstrate that the objectives established five years ago are a reality. This has been made possible through the combined efforts and dedication of DynaMotive's management and staff, our development partners and the financial support of our shareholders and the Canadian Federal Government.

When in operation in the first half of 2004, our plant will demonstrate that:

 *  BioOil  is  indeed  a  new  energy   commodity  that  can  displace
    hydrocarbons.

 * BioOil is an abundant, sustainable and environmentally friendly fuel, providing long-term opportunities to DynaMotive and long-term positive economic and environmental impact to all parties involved in this value chain.

 * DynaMotive's patented technology is the most efficient for converting biomass into BioOil and green credit reserves. Providing biomass producers with the means of converting their biomass into BioOil and generating incremental economic returns.

 * BioOil production is an effective tool to mitigate green house gas emissions and contribute to the attainment of green house gas reduction quotas in a cost effective fashion.

 * BioOil can easily be integrated into existing infrastructure to extend the environmental compliance window of power plants and other industrial installations.

 * The opportunity is pervasive and capable of significant impact in the future energy mix. Today major energy companies predict that biomass fuels will surpass oil, coal and gas by 2050.

 * We can equate BioOil production to the hydrocarbon production model.

The following table demonstrates BioOil's advantages.


Hydrocarbon Model                              BioOil Model

Prospecting  risk  (Constant)         Technology  scale  up(limited and finite)
Exploration Risk (high stakes)        Bio mass capture (known opportunity)
Extraction Cost  (incremental)        Production cost  (Constant)
Depleting   asset                     Sustainable  biomass reserve
Capping and reinstatement costs       Sustainable  production
Green House Gas DEBIT                 Green House Gas CREDIT

DynaMotive today:
-----------------

Structure: small, efficient and dedicated. Furthermore, our international development through agencies limits any requirement for costly operational offices overseas.

Management: we have added strength to our management at every level, financial, technical, operational and commercial. Our management has a proven track record, is focused and committed.

Technology: Risk limited. Our scale up strategy is based on sound engineering principles and accumulated running experience. To that, we add the experience and capabilities of our partners, who have successfully scaled up and delivered many relevant new technologies to market.

Financial: Risk is also limited. We have reduced our overhead substantially, have successfully closed a $ 2,000,000 round of finance and have independently financed development of our flagship project. Furthermore, we expect to generate commercial revenues in 2004, through license sales and royalty streams. We are also developing credit facilities for the future development of BioOil plants. Our need for further equity financing is limited.

How are we managing the commercial development process?
-------------------------------------------------------

We are mitigating deployment risk and enhancing our capacity to meet market demand through partnerships all along the value chain. We concentrate in process and know how, providing value added energy solutions to our clients.

We are not innovating in our commercial development path. We have a roadmap, following the development path of the modern hydrocarbon industry. We are simply superimposing BioOil onto this model.

We have a clear business model: License our technology to generate royalties from plant outputs (BioOil, char, green house gas credits and tipping fees).

How are we positioned?
----------------------

Technology leadership. Our technology is simple, efficient, reliable and scaleable and it has lower capital and operational costs than that of our competitors. We have also developed fabrication methods with our partners that allow for multiple plants to be fabricated simultaneously. Furthermore, our licensing model allows for a lower transfer value, as we do not attribute a capital premium to our technology.

Product. BioOil and char have been successfully proven in various commercial applications. Full BioOil and char assays (specification) have been independently established.

First to market. We are the first company capable of producing BioOil of fuel quality at a cost that is competitive with hydrocarbon fuels, but not dependant on sale of extractives of BioOil (resins, additives, chemicals) to reach commercial viability.

Open approach. Transparency provides credibility and significant advantages over black box approaches used by our competitors in the field.

Partnerships. Our partnerships allow us to concentrate value in know how and process, while sharing in the value chain. Our partners provide enhanced opportunity, through proper alignment of common objectives, and drive market penetration and acceptance.

Lower overhead costs. Our licensing and partnership approach allows for small dedicated management and R&D teams. We lever partners' capabilities and in doing so, maximize returns to all stakeholders. This creates a win-win situation.

Royalty streams. Long term, capable of securitization and hedging against marker hydrocarbon prices. Through this process we can accelerate capitalization of the Company.

Critical mass. Our approach is parallel development of technology, applications and markets with low overhead cost structure to allow us to reach critical mass rapidly. Our business model is geared towards replication of business opportunities within sectors, including forestry, the sugar industry, distributed power applications and island economies.

R&D. We are focused on key programs at the technical and product levels. We continuously enhance our technology and intellectual property protection and will enhance the market reach of our technology through the development of new product applications for our fuels, including in the hydrogen economy.

Next steps:
-----------

Execution and deployment. DynaMotive's Board, management and staff are fully committed to the execution of its business plan, to deliver on time and on budget the first commercial plant and to capitalize on this success. In doing so, we will firmly establish DynaMotive in the commercial realm.

We thank you for your continued support.


/s/ Richard Lin                                 /s/ Andrew Kingston

Richard Lin                                     Andrew Kingston
Chairman of the Board of Directors              President & CEO

                             Description of Business

The following discussion should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Annual Report. In addition, the Company desires to take advantage of certain provisions of the Private Securities Litigation reform Act of 1995 that provide a safe harbor for forward-looking statements made by or on behalf of the Company. Except for the historical information contained herein, the matters discussed herein are forward-looking statements, the accuracy of which is necessarily subject to risk and uncertainties. Specially, the company wishes to alert readers that the aforementioned factors as well as the risk factors and other cautionary statements as set forth in the Company's various filing with the Securities and Exchange Commission, in the past have affected and in the future could affect the Company's actual results, and could cause the Company's results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company.

Overview

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called BioThermTM, which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating to then convert into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations. Information for the total revenues by category of activity and geographic market for each of the last three years is detailed in Note 17 to the Consolidated Financial Statements.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass
wastes  into  three  fuel  types:   Liquid   (BioOil),   Solid  (char)  and  Gas
(non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of  December  31,  2002,  the  Company  had  six  wholly-owned  subsidiaries:
DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), and DynaMotive Canada, Inc. (incorporated in Canada in November 2000), DynaMotive ElectroChem Corporation (incorporated in the Province of British Columbia in 1993), DynaMill(TM) Systems Limited (incorporated in the Province of British Columbia in 1996) and DynaMotive Puerto Rico, Inc. (incorporated in Puerto Rico in 1997). The latter three are currently inactive and the Company's wholly-owned subsidiary, DynaMotive Europe Ltd., purchased 75% of the shares of Border Biofuels Ltd.
(BBL), a United Kingdom company, in April, 2001. In 2002, BBL became insolvent and the Company now treats it as a discontinued operation.

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 105 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

Activities

The Company develops and markets the BioTherm(TM) process which efficiently converts forest and agricultural biomass waste into BioOil, char and non-condensable gases. There is zero waste from the process. Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the BioTherm(TM) process and provide the majority of the energy required for the process. DynaMotive aims to position its technology as the worldwide industry standard for the production of BioOil clean, renewable fuel.

The Company has demonstrated a high level of success from its BioTherm(TM) and BioOil commercialisation program in recent years. DynaMotive has six phases to its commercialisation program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI)in 1996. DynaMotive licensed the BioTherm(TM) technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tpd prototype plant in Vancouver, BC which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3: In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina. to develop commercial energy systems based on DynaMotive's pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive's BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioTherm technology and to evaluate and quantify the potential for improvements to the efficiency of the BioTherm technology. This work has been on going since and resulted in confirmation of the basic BioTherm designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioTherm plant designs.

Phase 4: DynaMotive completed construction of a new 10 tpd pilot plant in December 2000 and completed its commissioning in March 2001. The plant has been built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant has a production capacity of 6,000 litres of BioOil per day. In January 2003, DynaMotive completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

Phase 5: Following successful operation of the 10 tpd pilot, DynaMotive plans to begin construction of 100 tpd commercial demonstration plant in 2003, with completion expected in Q2 2004. This plant will use the same design, and will process wood residues to demonstrate continuous 24-hour production at commercial scale. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioTherm(TM)/BioOil project developments as part of the Company's final commercialization phase.

Phases 6/7: On completion of the field demonstration stage, DynaMotive and partners plan to develop multiple commercial plants at the 100-400 tpd scale. The Company is presently seeking to secure rights to multiple `high disposal cost' biomass waste streams around the world, in order to launch its final commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its BioTherm(TM) technology.

BioOil can also be used as the basis for a range of derivative products including, but not limited to, blended fuels for transportation, slow release fertilizers and specialty chemicals. The Company continues to pursue its strategy to secure industrial partners to develop commercial products from BioOil derivatives, based upon prototypes developed by DynaMotive allowing the Company to leverage its resources. By virtue of being derived from biomass waste, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with diesel fuel, therefore having significant environmental advantages over fossil fuels with respect to atmospheric pollution.

1) BIOOIL PRODUCTION PROCESS
BioOil is produced using a patented fast pyrolysis process trade named BioTherm(TM) that converts forest and agricultural biomass wastes such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the BioTherm(TM) process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products.

In the BioTherm(TM) reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass waste. The Company believes that the overall simplicity of the BioTherm(TM) process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's
BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd BioTherm(TM) pilot plant located at the Company's research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, BioTherm(TM) reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the BioTherm(TM) was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company's new BioOil plant was officially opened and commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities. In January 2003, the Company has announced that it has successfully completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. As a result, the Company has closed it testing facilities at BCRI and has consolidated its operations at its corporate headquarters in Vancouver. The Company also announced full focus of its resources to the construction of a 100tpd commercial plant in Canada and entered into agreements for the development and construction of the 100tpd pyrolysis reactor for the proposed demonstration plant and completed engineering review of the design with UMA Engineering Ltd.

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

In May 2003, the Company announced development of Green Energy Project in Ontario, Canada that will be hosted at Erie Flooring and Wood Products facilities. The integrated plant is to utilize wood residue from Erie flooring's operations and will be comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Orenda respectively. Erie Flooring is to provide wood residue for the project and will receive electricity and process heat for is operations. The project is expected to export green power to Ontario's grid system beginning in 2004. The project is expected to be cash flow positive and to prove the commercial viability of the technology.

In June 2003, the Company announced that  it has   been   approved  to receive a
funding contribution  for   the   Erie  Flooring  Project    from    Sustainable
Development  Technology  Canada  (SDTC)  subject  to contract  negotiation.

This project was initiated in November 2001, when the Company entered into a Memorandum of Understanding to conduct feasibility studies for the development of a power project in Canada whereby wood residue from Erie Flooring and Wood Products would be converted into BioOil to power a Magellan Aerospace (Symbol: MAL, Toronto) 2.5 MW GT 2500 turbine.

The Company believes that the nearest term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, the UK and Brazil followed by other European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda Aerospace, a division of Magellan Aerospace, is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil, following successful fuel tests in 2000 and 2001. Orenda has also identified further commercial demonstration projects for its turbines and BioOil, including Erie Flooring as referred to above.

Orenda has initiated a second phase program to develop a commercial gas turbine package to operate on DynaMotive's BioOil fuel following the successful first round of fuel tests. The program involves completion of turbine modifications required for Orenda's 2.5 MW (megawatt) GT2500 gas turbine to run on BioOil, coupled with a full scale engine testing program in Canada and Europe, as described above, to validate long-term commercial operation of BioOil fueled gas turbines. The program schedule is continuing through 2003, with the first fully commercial BioOil and turbine installation (Erie Flooring) expected to come onstream in the second quarter of 2004.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive expects to complete a pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing with various industrial burner and boiler combustion experts and manufacturers are planned for Europe and North America in 2003 and 2004.

In late 1998 and the first quarter of 1999, the Company initiated fuel-testing programs with several major reciprocating engine and gas turbine manufacturers in Europe and North America. The Company has also tested a variety of BioOil feedstocks including bark and bark/white wood blends as well as bagasse, a solid pulp material remaining after the extraction of juice from sugar cane. Testing of various types of mixes and sizes of feedstock continued throughout 2001 with key objectives being to characterize the BioOil with Societe Generale de Surveillance and optimize the production process. Characterization of the BioOil assists reciprocatingl and turbine engine manufacturers in their assessment of the viability of BioOil in connection with their operations.

The  Company  also  continues  to work with Cosan  ("Cosan"  is one of  Brazil's
largest  sugar  and  ethanol   producers)   with  which  the  Company  signed  a
comprehensive Memoranda of Understanding in March 1998.

Cosan and DynaMotive have begun second stage testing of bagasse aimed at optimizing technical design for bagasse-based BioOil pyrolysis plants. The launching of the second phase testing program as a precursor to the development of bagasse-specific technology is a critical step in the development program. During this stage, the Company will concentrate on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

Commencing in the third quarter of 2000 and throughout 2001, the Company completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. From a commercial perspective, demonstrating the capability to produce a fuel quality BioOil from both bark and bark/white wood blends is a significant milestone, opening up the entire wood residue market to the Company's BioOil production technology.

Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled. Canada's wood waste alone could potentially be converted to 15 million barrels of BioOil per year and represents a significant source of raw materials for DynaMotive.

3) BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future Licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company intends to follow a staged approach to product development focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process. Char is a granular solid with properties similar to coal. At 23 - 25 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO2 neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 - 650,000 Giga Joules. Char production is dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char may also have potential for use as a feedstock for manufacturing of charcoal briquettes.

In December 2001, the Company announced that 20 tons of char, produced at its Vancouver plant, had been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards. The test followed bench scale trials that took place in the second quarter of 2001.

Char may also be an appropriate material for activated carbon or other value added applications. Research and testing in this area is expected to continue in 2003 and 2004.

4) BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

In April 2002, the Company announced that the US Department of Energy has awarded $250,000 to a consortium including the Company to determine the technical and commercial viability of integrated pyrolysis / combined cycle biomass power systems (IPCC).

DynaMotive's US subsidiary,  its R&D partner Resource  Transforms  International
(RTI) Ltd., Alliant Energy Corporation and a team of experts in power plant design, electric utility operation and biomass energy will conduct the program. Other partners in the program are: Black and Veatch Corp., a leading consulting firm in the design and construction of power plants, and The Center for Sustainable Environmental Technologies at Iowa State University, recognized for its expertise in thermal processing of biomass. Alliant Energy will act as the coordinating partner.

The IPCC concept combines a biomass pyrolysis plant with a conventional combined cycle power plant. In this system, solid biomass is converted into a liquid "bio-oil" that is a mixture of oxygenated hydrocarbons and water. This liquid serves as fuel for a gas turbine topping cycle. Waste heat from the gas turbine provides thermal energy to a steam turbine bottoming cycle.

The proposed cycle could be commercially offered in the near term with minimal research and development needs. In contrast, implementation of the value-added products design will require the development of new technologies and will entail some technical risk.

The Company has also received strong support from the Canadian government. In June 2002, the Company has entered into an amended Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). The agreement has a maximum reimbursement cap of Cdn$8.235 million (US$5.2 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's BioThermTM fast pyrolysis technology. Technology Partnerships Canada, a key element in the federal government's innovation strategy, leverages private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2002, drawn US$2.4 million to fund pre-commercial BioThermTM research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$10.2 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale demonstration BioOil facility in Canada.

Management's Discussion and Analysis and Results of Operations
In 2002, DynaMotive continued its research and development activities related to its BioTherm technology along with business development activities designed to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were highly focused in Canada as the Company's UK operations were scaled back following the insolvency of its 75% owned subsidiary BBL.

For the years 2002, 2001 and 2000, the Company had expended on an annual basis $453,710, $677,482 and $531,522 respectively, on research and development. Of these amounts, $288,445, $60,667 and $284,989 respectively, were sponsored by government funding. The remainder of the respective annual expenditures were Company sponsored. The Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2002 and technical and project related expenditures in 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million (US$5.2 million), of which C$3.44 million (US$ 2.2 million) has been received as of year end 2002.

General and administrative salaries and benefits decreased to $1,232,916 in 2002 from $1,461,553 in 2001. The decrease in 2002 was mainly due to replacing certain consultants with permanent personnel in the BioOil unit which was offset to some degree by reduced staffing relating to the sale of DynaPower and the Company's singular focus on its BioTherm(TM) technology during the year. The DynaPower reorganization resulted in the elimination of majority of DynaPower related staff positions and a significant reduction in DynaPower related marketing and research and development activities during the year. General and administrative salaries and benefits increased to $1,461,553 in 2001 from $1,331,215 in 2000. The increase in 2001 was mainly due to replacing certain consultants with permanent personnel in the BioOil unit which was offset to some degree by reduced staffing relating to the impending sale of DynaPower and the Company's singular focus on its BioTherm(TM) technology during the year.

Professional fees decreased to $1,111,726 in 2002 from $1,970,843 in 2001. The decrease was due mainly to a reduction in consultants replaced with permanent staff and the non-renewal of certain consulting agreements. Professional fees in 2001 decreased to $1,970,843 from $2,238,846 from year 2000 due mainly to a reduction in consultants replaced with permanent staff and the non-renewal of certain consulting agreements.

Amortization and depreciation decreased to $313,474 in 2002 from $404,495 in 2001 due to the write-down of assets in the Biolime unit. Amortization and depreciation Increased to $404,495 in 2001 from $312,204 in 2000 due to the addition of assets in the BioOil unit resulting mainly from the addition and commissioning of the 10 tpd BioOil plant in 2001. Interest income decreased to $982 in 2002 from $18,405 in 2001 due to reduced cash resources and related investments. Interest income decreased to $18,405 in 2001 from $130,898 in 2000 due to the same reason of reduction from cash resources and related investments.

Interest expense increased in 2002 to $123,013 from $26,080 in 2001 due mainly to the interest accretion from the convertible loan. There was a minor decrease in this category in 2001 to $26,080 from $26,523 in 2000.

Marketing expense decreased to $183,294 in 2002 from $670,415 in 2001 due to a reduction in the use of external assistance. Marketing expense decreased in 2001 to $670,415 from $723,390 in 2000 due to the reduction of personnel, including consulting assistance, to carry out market research and development of markets for products from the BioOil process.

Office supplies, telephone and insurance decreased to $230,808 in 2002 from $371,663 in 2001 due to the reduction of staff. These same expenses increased in 2001 to $371,663 from $288,956 in 2000 due to purchase of Border BioFuels Limited.

Rent for leased premises increased to $515,446 in 2002 from $351,738 in 2001 due to the full year's rent for the office in London, U.K. Rent increased to $351,738 in 2001 from $206,914 in 2000 due to due to the expansion of the Headoffice space in Canada.

Currency exchange gain in 2002 amounted to $80,461 compared to a gain of $6,313 in 2001 due to the currency exchange on the European operations. The exchange gain decreased in 2001 to $6,313 from $67,815 in 2000 due to the purchase of Border BioFuels Limited.

Loss on the write-down of long-term assets was increased to $872,114 in 2002 from $585,078 in 2001. No write-down occurred in 2000. DynaMill assets in the amount of $46,944 and Wire Die Cleaning assets in the amount of $31,303 were written off because the Company is focused on the application of BioOil for energy.The Company wrote-off its 2 TPD pilot plant of $159,096 because the 2 TPD pilot plant completed its testing. Amounts related to the10 TPD pilot plant assets totaling $237,913 were partially written-down as the Company intends to keep the 10 TPD plant producing BioOil for testing and market
development  purposes.  The  50  TPD  UK  pilot   plant   development  assets of
$212,749 were written-off due to the Company focusing on the 100 demo plant in Canada. Other assets of $6,148 were written off. Patents for DynaPower of $118,732 were written-down. In 2001, the DynaPower division assets totaling $175,037 were written-off as future recovery was uncertain and BioLime assets in the amount of $148,813 were written off because the Company's current focus is in the application of BioOil for energy and there are no immediate plans to further develop the BioLime technology. Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $183,473 in 2002 from $607,649 in 2001. Capital expenditures for the BioTherm(TM) technology decreased to $182,637 in 2002 from $543,980 in 2001. The decrease in the BioTherm(TM) capital expenditures was due to the commissioning of the 10 tpd demonstration plant in 2001, followed by only limited capital expenditures being required during 2002. Capital expenditures for its BioOil Power Generation unit were $182,637 in 2002 related to the design and development of a 100 tpd BioOil Demo Plant.

Overall capital expenditures, net of government grants and disposal, for developing and patenting the Company's technologies decreased to $$607,649 in 2001 from $1,450,867 in 2000 due mainly to the expenditure of $1,110,863 on construction of the 10 tpd BioOil unit during 2000. A portion of the capital expenditures in the year 2000 was related to acquisition of patents in exchange for the Company's Common Shares.

The Company's total assets decreased to $1,285,813 at the end of 2002 from $6,454,399 at the end of 2001, due mainly to the liquidation of Border BioFuels Ltd. in the U.K. Capital assets decreased to $750,409 in 2002 from $2,202,100 in 2001 due to the full write off of the 2 TPD pilot plant and partial write-down of 10 TPD pilot plant. Current Liabilities decreased to $1,957,625 at the end of 2002 from $2,437,080 at the end of 2001 due almost entirely to a decrease in bank debt and accounts payable and accrued liabilities of the discontinued operation - Border BioFuels Ltd. There were no long-term liabilities at the end of 2002. The long-term liabilities of $2,742,191 at the end of 2001 are attributable solely to the discontinued operation of Border BioFuels Ltd.

During the year ended December 31, 2002, the Company recorded a net operating loss of $5,261,607, compared to a net operating loss of $6,838,264 for the year 2001. The decrease in operating loss in 2002 as compared to 2001 was primarily attributable to (i) a decrease in marketing expense, (ii) a decrease in professional fees, (iii) a decrease in research & development expense, and (iv) a decrease in Capital Tax expense. The net operating loss in 2002 reflected professional fees totaling $1,111,726, the majority of which, $796,813 was non-cash amounts paid in shares. The non-cash professional fees in 2001 were $1,591,381. During the year ended December 31, 2000, the Company recorded a net operating loss of $4,756,873. The increase in operating loss in 2001 as compared to 2000 is primarily attributable to (i) an increase in rent, (ii) an increase in research and development expense, (iii) an increase in writing down of long-term assets, and (iv) an increase in loss from discontinued operation if Border Biofuels Ltd.

The basic and diluted loss per common share decreased to twelve cents ($0.12) for the year 2002 from nineteen cents ($0.19) for the year 2001. The loss per common share for the year 2000 was fifteen cents ($0.15). The decrease in basic and diluted loss per share for 2002 and 2001 was due to both the decrease in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 31,916,524 shares in 2000 to in 36,458,969 in 2001 and 45,094,978 in 2002.


LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2002 were (i) $1,745,400 in net proceeds ($1,746,669 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $352,376 in deposits for Common Shares to be issued in 2003 pursuant to private placement offerings commenced in 2003 and (iii) convertible loans from the existing shareholders in the amount of $63,416, and (iv) $196,596 from a short-term bank indebtedness.

For the previous year ended December 31, 2001, principal sources of liquidity were (i) $1,995,094 in net proceeds ($2,012,273 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $479,026 in deposits for Common Shares to be issued in 2002 pursuant to private placement offerings commenced in 2002 and (iii) $39,999 from a short-term bank indebtedness. For the previous year ended December 31, 2000, the principal sources of liquidity were, (i) $4,503,491 in net proceeds ($4,528,129 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; (ii) $78,511 from a short-term bank indebtedness and (iii) -35,126 a repayment of loan.
Overall cash flows decreased during 2002 as the Company raised a lesser amount in equity offerings than during 2001. During the year ended December 31, 2002, the Company used cash in operating activities and in investing activities of $1,452,643 and $64,902 respectively, and generated cash from financing activities of $2,357,788.

During the previous year ended December 31, 2001, the Company used cash in operating activities and in investing activities of $2,173,463 and $672,105 respectively, and generated cash from financing activities of $2,514,119. During the year ended December 31, 2000, the Company used cash in operating activities and in investing activities of $2,450,338 and $1,163,915 respectively, and generated cash from financing activities of $4,546,876.

The net amount of cash used in operating activities during 2002 decreased 37% from 2001. Cash used in operating activities consisted primarily of a net loss for 2002 of $4,366,454 from continuing operations that was significantly offset by (i) amortization of non-cash items in the sum of $313,474, (ii) non-cash equity compensation expenses, $1,326,010, (iii) write down of capital assets of $872,114, and (iv) net change in non-cash working capital balances related to operations of $451,059.

The net amount of cash used in operating activities during 2001 decreased 11% from 2000. Cash used in operating activities consisted primarily of a net loss for 2001 of $6,437,461 that was significantly offset by (i) amortization of non-cash items in the sum of $404,495, (ii) non-cash equity compensation expenses, $2,107,595, (iii) write down of capital assets of $585,078, and (iv) net change in non-cash working capital balances related to operations of $1,169,975.

Financing activities during 2002 generated a net increase in cash of $2,357,788, primarily from the Company's private placements of Common Shares. Financing activities in 2001 generated a net cash increase of $2,514,119, primarily from the Company's private placements of Common Shares. Financing activities in 2000 generated a net cash increase of $4,546,876, primarily from the Company's private placements for Common Shares.

Investing activities in 2002 resulted in use of cash, net of grants and disposal, in the amount of $64,902 that consisted of $70,071 was incurred in the acquisition of capital assets, $7,946 was expended on patents and offset by proceeds of $13,115 on the sale of equipment. Investing activities in 2001 resulted in use of cash, net of grants and disposal, in the amount of $672,105 that consisted of $576,460 was incurred in the acquisition of capital assets, $70,243 was incurred in the acquisition of BBL, $31,189 was expended on patents and offset by proceeds of $5,787 on the sale of equipment. Investing activities in 2000 resulted in use of cash, net of grants and disposal, in the amount of

$1,163,915 that consisted of $1,123,873 incurred in the acquisition of capital assets and $40,042 in filing and maintenance of patents.

During the year ended December 31, 2002, the Company used cash and cash equivalents from discontinued operations of $895,153. During the year ended December 31, 2001, the Company used cash or cash equivalents from discontinued operations of 691,403.

During the first quarter of 2002, the Company closed the fourth tranche of its October 2001 private placement financing of its Common Shares for a total of $784,642, including $715,731 in cash and cancellation of $68,911 in consulting fees payable by the Company, at share prices ranging from $.30 to $.49 per share. A total of 1,978,053 Common Shares were issued in this offering.

During the second quarter of 2002, the Company commenced a private placement financing and raised proceeds of $515,115 in cash at a share price of $.30 per share. A total of 1,717,048 Common Shares were issued in this offering.

During the third quarter of 2002, the Company commenced a private placement financing of up to $1 million and raised a total of $215,966 at a share price of $.326 per share for a total of 661,552 Common Shares issued, including 330,776 three-year warrants to purchase the Company's Common Share at $.40 per share. During the quarter, the final tranche of the October 2001 funding closed for proceeds of $78,080 for a total of 260,163 Common Shares of the Company. At the same time, the Company's $200,000 convertible loan was converted into Common Shares of the Company during the quarter, including interest of $3,645 for a total of 856,551 Common Shares issued at $.23775 per share. Per terms of the loan agreement, the lenders received 300,000 three-year warrants to purchase the Company's Common Share at $.30 per share.

During the fourth quarter of 2002, the Company commenced a bridge equity financing of $140,000 at an offering price of $0.20 per share. 10% agent's fees relating to this funding for a total of $14,000 was also subscribed into the placement. Subsequent to yearend, 770,000 Common Shares were issued as a result of this offering. During the quarter, total funds of $94,487 were received by the Company, including $17,800 cash and cancellation of $ 76,687 in consulting fees payable by the Company at share prices ranging from $.30 and $.326 per share; 366,081 Common Shares and 153,374 three-year warrants were issued to purchase the Company's Common Share at $.40 per share. The Company also received during the quarter total funds of $212,376 relating to the private placement commenced during the third quarter; subsequent to yearend, a total of 830,024 Common Shares were issued as a result of this offering.


Subsequent to year-end, the Company received subscription funds of $224,700 relating to private placement commenced during the third quarter at an average subscription price of $.20 per share.

In total, the Company completed four private placements in 2002 raising an aggregate of $2,261,019, including $2,097,776 in cash which includes $352,376 for shares to be issued and the $200,000 convertible loan and cancellation of $163,243 in fees payable by the Company from the sale of 7,439,472 shares of its Common Shares of which 1,600,024 were issued subsequent to year-end plus warrants to purchase 1,199,162 Common Shares of which 415,012 remain issuable subsequent to year-end. During the year 2002, the Company received Government of Canada assistance commitments of $418,006. Please refer to notes 2 and 16 to the consolidated financial statements. Also, the Company issued Common Shares and other equity instruments instead of cash for services provided by personnel, suppliers and consultants in 2002 totaling $1,443,454; a decrease from the year 2001 total of $2,231,232 (see note 10(i) to the consolidated financial statements for more details).

With the current cash on hand and anticipated sales revenue, the Company anticipates that it will require additional funding for its continued operations and the commercialization of its BioThermTM technologies throughout the year 2003. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2003 financing plan is structured to enable construction of the Company's first commercial scale BioOil Demonstration manufacturing facilities. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects.
The Company expects to complete a private placement financing of up to $2 million commenced during the first quarter 2003 at the time of filing of this report.

In addition to contemplated equity offerings, the Company expects to be able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships program both for expenditures made in 2001 and technical and project related expenditures in 2002. The Company expects to draw in 2003 a significant portion of the remaining in the TPC project funding.

The Company's funding plan for 2003 is structured so that equity placements explained above will maintain the operations for the next twelve months. Additionally, the Company contemplates a private placement and project finance strategy with MCC Energy Advisors, Inc., which, with government contributions and other project funding, are expected to fund the commercial demonstration projects which is expected to commence construction during the third and fourth quarters in 2003. Any delay in securing the project funding for a project will delay the start of the construction of that project.


Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

The Company has operations in Canada, the U.S. and the United Kingdom, and therefore the Company is subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the Company's future results could be materially adversely affected by changes in these or other factors.

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company's financial statements are reported in U.S. currency. When translating the Company's financial statements from Canadian dollars and British pounds to U.S. currency, depending on the prevailing exchange rate at the time, some of the impact from prior exchange transactions may be off-set. The extent of the Company's exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

     The Company's sales and corresponding receivables are substantially in UK pounds sterling and U.S. dollars, while the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in both U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada, the U.S. and the UK, the Company incurs research and development and administrative expenses in Canadian dollars, U.S. dollars, UK pounds sterling and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar and UK pound sterling; through receipt of proceeds of U.S. dollar denominated share offerings and through the operations of the Company's UK based subsidiary. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits, commercial paper and money market instruments. Our portfolio is diversified and consists primarily of investment grade securities to minimize credit risk. These investments are typically denominated in U.S. dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company's investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2002, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates.
Both the Company and the Company's UK subsidiary have bank loans outstanding. The Company's Canadian bank loans are denominated in Canadian dollars and the Company's UK subsidiary's bank debts are denominated in UK pounds sterling.

                                AUDITORS' REPORT



To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at December 31, 2002 and 2001 and the consolidated statements of loss, deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis except for the change in accounting of stock based compensation and impairment of long-lived assets which is disclosed in
Note 3 to the consolidated financial statements.


Vancouver, Canada,
August 1, 2003.                                            Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-United States Reporting
Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the shareholders dated August 1, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditor's report when these are adequately disclosed in the financial statements.


Vancouver, Canada,
August 1, 2003.                                            Chartered Accountants

                           CONSOLIDATED BALANCE SHEETS
         (See Nature of Business and Going Concern Uncertainty - Note 1)


As at December 31                                                               (in U.S. dollars)


                                                                       2002             2001
                                                                        $                 $
 -------------------------------------------------------------------------------------------------
 ASSETS [note 8]
 Current
 Cash and cash equivalents [note 5]                                     25,093             61,541
 Accounts receivable                                                    59,102            102,933
 Government grants receivable [note 16]                                160,316                 --
 Inventory                                                                  --             10,043
 Prepaid expenses and deposits                                          78,846            193,351
 -------------------------------------------------------------------------------------------------
 Total current assets                                                  323,357            367,868
 Capital assets [note 6]                                               750,409          2,202,100
 Patents [note 7]                                                      212,047            386,879
 Power purchase agreements [note 4]                                         --          3,497,552
 -------------------------------------------------------------------------------------------------
                                                                     1,285,813          6,454,399
 =================================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
 Current
 Bank indebtedness - short-term [note 8]                               479,422            694,646
 Accounts payable and accrued liabilities [note 9]                   1,377,169          1,690,453
 Deferred revenue                                                           --             51,981
 Convertible loans [note 13(c)]                                        101,034                 --
 -------------------------------------------------------------------------------------------------
 Total current liabilities                                           1,957,625          2,437,080
 Bank indebtedness - long term [note 4]                                     --          1,665,788
 Amounts due to related parties [note 4]                                    --            323,780
 Other long-term liabilities and deferred credits [note 4]                  --            695,443
 Minority interest [note 4]                                                 --             57,180
 -------------------------------------------------------------------------------------------------
 Total liabilities                                                   1,957,625          5,179,271
 -------------------------------------------------------------------------------------------------
 Commitments and contingencies [notes 1, 12, 13 and 16]

 Shareholders' equity (deficiency)
 Share capital [note10(b)]                                          27,553,040         24,617,914
 Shares to be issued [note 10(c)]                                      771,449            666,036
 Contributed surplus [note 10(h)]                                    2,698,998          2,283,650
 Cumulative translation adjustment                                    (543,744)          (519,424)
 Deficit                                                           (31,151,555 )      (25,773,048)
 -------------------------------------------------------------------------------------------------
 Total shareholders' equity (deficiency)                              (671,812)         1,275,128
 -------------------------------------------------------------------------------------------------
                                                                     1,285,813          6,454,399
 =================================================================================================

See accompanying notes

On behalf of the Board:

                                    "Richard Lin"             "Andrew Kingston"
                                      Director                    Director

                         CONSOLIDATED STATEMENTS OF LOSS

Year ended December 31                                                          (in U.S. dollars)




                                                    2002               2001             2000
                                                     $                  $                 $
 -------------------------------------------------------------------------------------------------
 REVENUE
 Sales                                               68,569            274,360           907,744
 -------------------------------------------------------------------------------------------------
 EXPENSES [note 13]
 Cost of sales                                        6,587            204,133           442,848
 Amortization and depreciation                      313,474            404,495           312,204
 Interest expense [note 15]                         123,013             26,080            26,523
 Marketing [note 10(i)]                             183,294            670,415           723,390
 Office supplies, telephone and insurance           230,808            371,663           288,956
 Professional fees [note10(i)]                    1,111,726          1,970,843         2,238,846
 Royalties                                               --              1,765            21,612
 Rent [note 10(i)]                                  515,446            351,738           206,914
 Research and development [notes 10(i)and           165,265            616,815           246,533
 16]
 General and administrative salaries and
    benefits                                      1,232,916          1,461,553         1,331,215
    [note 10(i)]
 Exchange (gain) loss                               (80,461)            (6,313)          (67,815)
 -------------------------------------------------------------------------------------------------
                                                  3,802,068          6,073,187         5,771,226
 -------------------------------------------------------------------------------------------------
 Loss from operations                            (3,733,499 )       (5,798,827)       (4,863,482)

 OTHER REVENUE AND EXPENSES
 Interest and other income                              982             18,405           130,898
 Gain (loss) on asset disposals                     (31,615)            (3,170)          (24,289)
 Loss on write-down long-term assets               (872,114)          (585,078)               --
 [notes 6 and 7]
 Gain on recovery of government grants              269,792                 --                --
 [note 16]
 Capital tax expenses                                    --            (68,791)               --
 -------------------------------------------------------------------------------------------------
                                                   (632,955)          (638,634)          106,609
 -------------------------------------------------------------------------------------------------

 Loss from continuing operations                 (4,366,454 )       (6,437,461)       (4,756,873)

 Loss from discontinued operations [note 4]        (895,153)          (400,803)               --
 -------------------------------------------------------------------------------------------------
 Loss for the year                               (5,261,607)        (6,838,264)       (4,756,873)
 =================================================================================================

 Weighted average number of common
    shares outstanding                           45,094,978         36,458,969        31,916,524
 =================================================================================================

 Basic and diluted loss per common share
 Continuing operations                                (0.10)             (0.18)            (0.15)
 Discontinued operations                              (0.02)             (0.01)            --
 -------------------------------------------------------------------------------------------------
 Loss per share                                       (0.12)             (0.19)            (0.15)
 =================================================================================================

See accompanying notes

                       CONSOLIDATED STATEMENTS OF DEFICIT

Year ended December 31                                                          (in U.S. dollars)




                                                    2002               2001             2000
                                                     $                  $                 $
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
 Deficit, beginning of year                     (25,773,048)       (18,934,784)      (14,177,911)
 Effect of change in accounting policy             (116,900)                --                --
 [note 3]
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
 Deficit, beginning of year restated            (25,889,948)       (18,934,784)      (14,177,911)
 Loss for the year                               (5,261,607)        (6,838,264)       (4,756,873)
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
 Deficit, end of year                           (31,151,555)       (25,773,048)      (18,934,784)
 -------------------------------------------------------------------------------------------------

See accompanying notes

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31                                                          (in U.S. dollars)




                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 OPERATING ACTIVITIES
 Loss from continuing operations                  (4,366,454)       (6,437,461)       (4,756,873)
 Add items not involving cash:
    Amortization and depreciation                    313,474           404,495           312,204
    Loss on write-down of long-term assets           753,382           323,850                --
    Loss on write-down of intangible assets          118,732           261,228                --
    Stock based compensation [note 10(i)]          1,326,010         2,107,595         2,215,220
    Other                                            (48,846)           (3,145)           24,289
 Net change in non-cash working capital
    balances related to operations [note 15]         451,059         1,169,975          (245,178)
 -------------------------------------------------------------------------------------------------
 Cash used in operating activities                (1,452,643)       (2,173,463)       (2,450,338)
 -------------------------------------------------------------------------------------------------

 FINANCING ACTIVITIES
 Increase (decrease) in bank indebtedness
    - short-term                                     196,596            39,999            78,511
 Repayment of loan                                        --                --           (35,126)
 Proceeds from convertible loan                      263,416                --                --
 Share capital issued                              1,545,400         1,995,094         4,503,491
 Shares to be issued                                 352,376           479,026                --
 -------------------------------------------------------------------------------------------------
 Cash provided by financing activities             2,357,788         2,514,119         4,546,876
 -------------------------------------------------------------------------------------------------

 INVESTING ACTIVITIES
 Increase in patent costs                             (7,946)          (31,189)          (40,042)
 Purchase of capital assets (net of
    government grants)                               (70,071)         (576,460)       (1,123,873)
 Acquisition costs                                        --           (70,243)               --

 Proceeds on sale of equipment                        13,115             5,787                --
 -------------------------------------------------------------------------------------------------
 Cash used in investing activities                   (64,902)         (672,105)       (1,163,915)
 -------------------------------------------------------------------------------------------------

 Increase (decrease) in cash and cash
    equivalents from continuing operations           840,243          (331,449)          932,623
 Decrease in cash and cash equivalents from
    discontinued operations                         (895,153)         (680,774)               --
 Effects of foreign exchange rate changes             18,462           (21,951)          (60,677)
 on cash
 -------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash
    equivalents during year                          (36,448)       (1,034,174)          871,946
 Cash and cash equivalents, beginning of              61,541         1,095,715           223,769
 year
 -------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of year               25,093            61,541         1,095,715
 -------------------------------------------------------------------------------------------------

See accompanying notes

Notes to Consolidated Financial Statements


1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

DynaMotive Energy Systems Corporation ("the Company") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from DynaMotive Technologies Corporation on June 26, 2001. DynaMotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

In April 2001, the Company acquired Border Biofuels Limited ("BBL"), in the U.K. In December 2002, BBL was petitioned into bankruptcy by creditors and became insolvent. The Company elected not to provide additional capital to maintain BBL's operations and a liquidator was appointed in January of 2003 [note 4].

In May 2001, the Company announced its intention to sell certain assets in its metal cleaning subsidiary, DynaPower, Inc. to focus all of its resources on its BioOil production technology. This sale was completed April 11, 2002 [note 11].

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

As at December 31, 2002, the Company has a working capital deficiency of $1,634,268, has incurred a loss of $5,261,607 for the year-ended December 31, 2002, and has an accumulated shareholders' deficiency of $671,812. In addition, the Company's lender, the Bank of Nova Scotia, in January 2003 demanded payment on its credit facility which the Company paid in full subsequent to year-end.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology which uses BioTherm(TM) technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. Accordingly, the Company is raising additional capital financing in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets and discharge of its liabilities. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.


The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources and by the issuance of shares of the Company for cash consideration. The Company has received commitments from the Canadian government and subsequent to the year-end, the Company has received equity and debt financing [note 20].

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada; DynaPower Inc., incorporated under the laws of British Columbia [note 11]; DynaMotive Puerto Rico, Inc., incorporated under the laws of Puerto Rico; DynaMill Systems Ltd. and DynaMotive Electrochem Corporation, incorporated under the laws of British Columbia.

The consolidated financial statements also include 75% of BBL, incorporated under the laws of United Kingdom, acquired through DynaMotive Europe
Limited during 2001 [note 4]. DynaMotive Electrochem  Corporation,  DynaMill

Systems Ltd. and DynaMotive Puerto Rico, Inc. are companies with no significant net assets or operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the year. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Financial derivatives

Forward currency derivative financial instruments, such as forward contracts, are used from time to time to manage the effects of exchange rate changes on foreign currency exposures. Gains and losses on forward foreign exchange contracts are not recognized until realized and are then charged to income on a basis that corresponds with changes in the related amounts of foreign currency expenses.

Revenue recognition

(a) Revenue from the sale of products is recognized upon shipment of the product to the customer.

(b)Revenue from contracts relating to implementation of the Company's metal cleaning systems in a commercial application is recognized on a completed contract basis, except for those which are greater than three months in duration, for which revenue is recognized on a percentage of completion basis where the basis of measure of performance is based on engineering estimates of completion. Losses on contracts are recognized when they become known.

(c) Revenue from services contracts is recognized when the services are provided.

(d) Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition of capital assets is deducted from the cost of the related capital assets.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized.

Inventory

Inventory comprises work in progress relating to the Company's products under construction and is recorded at the lower of average cost and net realizable value. Inventory work in progress costs include the cost of raw materials, direct labor and overhead.

Product warranties

A liability for estimated warranty expense is established by a charge against cost of goods sold. The subsequent costs incurred for warranty claims serve to reduce the product warranty liability.

Research and development costs

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized over the lesser of the estimated useful life of the related technology and the life of the patent commencing with commercial production. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the amounts or the estimated useful life of such assets could be reduced in the future.

Capital assets

Capital assets are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:
Furniture,  fixtures and office equipment    20% declining balance
Computer equipment                           30% declining balance
Computer software                            100%declining balance
Test equipment                               20% declining balance
Leasehold improvements               Straight line over the term of the lease
Motor vehicles        50% the first year and 25% thereafter declining balance

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its capital assets. When the carrying value of capital assets is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value. In 2002 and 2001, the Company determined that write-downs of the carrying values of certain assets were required [notes 6 & 7].

Capital assets under construction

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a capital asset under construction. The Company begins to capitalize costs for capital assets under construction when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or more frequently as circumstances require, the Company performs periodic evaluations to assess the recoverability of its capital assets under construction. When the carrying value of capital assets under construction is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital assets under construction to its fair value.

Power purchase agreements

Power purchase agreements are recorded at purchased cost and are amortized over the remaining contract life of the agreements commencing with commercial production.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Financial instruments

The fair values of the financial instruments approximate their carrying value except as otherwise disclosed in the financial statements.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not.

Stock based compensation plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors, employees and others, which are described in note 10. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the intrinsic method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the intrinsic method for SA Rights when the performance criteria has been met and the SA Rights are vested.

The Company has a compensation arrangement with several officers of the Company whereby the officers receive a fixed number of common shares per month. The Company records compensation expense monthly based on the month-end quoted market price of the Company's stock.

In addition, the Company has entered into compensation arrangements, which entitle non-employees to specific amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, SA Rights and warrants as consideration for services rendered by non-employees. Such equity awards are recorded at their fair value, as compensation expense or capitalized to capital assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised.

If shares or stock options are repurchased, the excess of the consideration paid over the carrying value of the shares or stock options cancelled is charged to contributed surplus or deficit.

Loss per common share

Loss per common share is based on the weighted average number of shares outstanding for the year excluding contingently issuable shares. The effect of potential issues of shares under share option, share purchase warrants and conversion agreements are antidilutive. Therefore, diluted loss per common share is equivalent to basic loss per common share.

CHANGE IN ACCOUNTING PRINCIPLES

Stock based compensation

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 to be measured and recognized using a fair value based method. Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

As a result of adopting this new standard, opening deficit as at January 1, 2002 is increased by $116,900 and contributed surplus is increased by $116,900 to reflect certain SA Rights that were outstanding as at January 1, 2002. As required by the standard, prior period comparative figures have not been restated. The fair value method is encouraged for all other employee stock based compensation but other methods of accounting such as intrinsic method are permitted. If the fair value method is not adopted, then proforma disclosure for net loss and loss per share is required to show the effects as if the fair value method has been used. The Company has elected to use the intrinsic method to account for awards granted to employees and directors.

Impairment of long-lived assets

Effective January 1, 2002, the Company has prospectively adopted the new recommendations of the CICA Handbook Section 3063 "Impairment of Long-lived Assets" with respect to the measurement and disclosure of the impairment of long-lived assets. This standard required the recognition of an impairment loss for a long-lived asset to be held and used when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use. An impairment loss, if any, is determined as the excess of the carrying value of the assets over its fair value.

Exchange gains and losses

Effective January 1, 2001, the Company early adopted the new recommendations of the CICA Handbook with respect to accounting for exchange gains or losses arising on the translation or settlement related to long-term monetary items. The change in accounting policy was applied retroactively and resulted in no adjustment as at January 1, 2000 and had no impact on fiscal 2000.

Earnings per share

Effective   January  1,  2001,  the  Company   retroactively   adopted  the  new
recommendations of the CICA Handbook with respect to the presentation and disclosure of earnings per share. The change in accounting policy resulted in an increase in basic and diluted loss common per share of $0.01 for 2000.


4. BORDER BIOFUELS LTD.

Liquidation of BBL

On April 6, 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company for a nominal cash consideration of $2 ((pound)1) plus acquisition cost of $70,241 ((pound)49,537).

On December 13, 2002, BBL was placed into liquidation when a petition was made by creditors under the Insolvency Act of 1986 of the United Kingdom. Substantially all of its assets will be liquidated by a bank appointed receiver. The Company does not expect to recover any proceeds from the sale of BBL's assets.

As BBL is in liquidation at year-end, the Company no longer controls the operating, financing and investing decisions of the BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy.

Accordingly, the results of operations of BBL for the current and prior periods have been accounted for as discontinued operations.

Condensed financial information for BBL as at December 13, 2002 is as follows:

                                                                      $
---------------------------------------------------------------------------------------
Current assets                                                      44,906
Non-current assets                                               4,235,771
Current liabilities                                             (1,790,768)
Non-current liabilities                                         (3,100,340)
---------------------------------------------------------------------------------------
Net assets                                                        (610,431)
=======================================================================================

The result of the discontinued operations are as follows:

                                                    2002              2001                2000
                                                      $                 $                   $
 -------------------------------------------------------------------------------------------------

 Sales                                                    --           357,046             --
 -------------------------------------------------------------------------------------------------

 Net loss from discontinued operations            (1,508,189)         (400,803)            --
 Gain on disposal                                    613,036                --             --
 -------------------------------------------------------------------------------------------------
                                                    (895,153)         (400,803)
 =================================================================================================

Guarantee provided by DynaMotive

                                                                      In   2001,
BBL entered into a credit facility with Bank of Scotland for a maximum of $288,260 ((pound)200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate (as at December 31, 2001 - 4%) plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations.

Extended credit facility of BBL

As part of the acquisition, BBL restructured its bank indebtedness with the Bank of Scotland into an extended credit facility of $1,327,091 ((pound)1,162,789). This extended credit facility was to be repaid from profits generated by BBL. The Company had not provided any security or guarantees for this extended credit facility and therefore does not expect that it will have any obligations with regards to the settlement of this extended credit facility upon the liquidation of the assets of BBL.

Acquisition of BBL

The acquisition of BBL was accounted for using the purchase method. The consolidated financial statements reflect the results of operation of BBL from the date of acquisition through December 13, 2002 at which time the accounts were deconsolidated as discussed above. The consideration paid had been allocated to the net identifiable assets acquired based on their estimated fair value as follows:

Net assets acquired                                       $
--------------------------------------------------------------------------------
Cash                                                    1,994
Non-cash working capital                           (1,237,786)
Capital assets                                        100,663
Power purchase agreements                           3,538,463
Bank indebtedness                                  (1,627,303)
Shareholders loans                                   (486,674)
Long term debt                                        (75,046)
Minority interest                                    (144,068)
--------------------------------------------------------------------------------
Total                                                  70,243
================================================================================

Consideration provided
--------------------------------------------------------------------------------

Cash                                                       2
Costs of acquisition                                  70,241
--------------------------------------------------------------------------------
Total                                                 70,243
================================================================================

The costs of acquisition related to legal and professional fees incurred by the Company in the acquisition. The power purchase agreements are contractual agreements with government agencies in the UK for the Company to supply electricity from renewable energy sources. The power purchase agreements have an average remaining term of 15 years. The contracts provide a guaranteed premium price based on the bid price per kWh of electricity generated. The premium price is index linked to a consumer price index through to 2017. The agreements are not site specific and are transferable.

Government assistance received by BBL

During the first quarter of 2001, BBL entered into a contribution agreement with Department of Trade and Industry (DTI), a department of the United Kingdom government, whereby BBL and its collaboration partners are entitled to receive $1,685,627 ((pound)1,161,300) under the New & Renewable Energy Programme for eligible costs between January 9, 2001 and July 8, 2003. The contribution agreement is for the construction of a 100 ton per day BioOil plant.

The Company' subsidiaries, DynaMotive Europe Ltd. and BBL, and an unrelated third party are named as collaboration partners to the program. Except for the proceeds from disposing of project assets, the contribution is non repayable.

During 2002, $nil [2001 - $612,983] has been claimed. In addition, the Company received $nil [2001 - $319,739] under this contribution agreement which represents eligible expenditures incurred by a third party collaborator. The amount is not repayable to the third party collaborator.


5. CASH AND CASH EQUIVALENTS

                                                   2002              2001
                                                      $                $
 -------------------------------------------------------------------------------
 Cash                                            25,093            56,035
 Cash equivalents                                    --             5,506
 -------------------------------------------------------------------------------
                                                 25,093            61,541
 ===============================================================================

The cash equivalents are denominated in Canadian dollars. The 2001 cash equivalents comprise guaranteed investment certificates with an interest rate of 2.64%.


6. CAPITAL ASSETS

                                                 2002                          2001
                                    --------------------------------------------------------------
                                                      Accumulated                    Accumulated
                                           Cost       Amortization       Cost        Amortization
                                            $              $              $               $
 -------------------------------------------------------------------------------------------------
 Furniture and fixtures                    140,748         87,801        205,564          99,650
 Computer equipment and software           242,941        198,872        258,346         186,948
 Test equipment                            495,061        209,692      1,466,232         485,393
 Capital assets under construction         335,491             --        908,517              --
 Leasehold improvements                     72,299         69,262         71,654          42,520
 Motor vehicles                             43,891         14,395        136,647          30,349
 -------------------------------------------------------------------------------------------------
                                         1,330,431        580,022      3,046,960         844,860
 -------------------------------------------------------------------------------------------------
 Net book value                                750,409                       2,202,100
 =================================================================================================

During 2002, government grants of $122,474 [2001 - $nil] have been applied to reduce the cost of capital assets under construction and $nil [2001 - $612,983] has been applied to reduce the cost of test equipment. For 2002 and 2001, capital assets under construction comprise the costs to construct a 100 tonne per day BioOil plant.

In 2002, the Company recorded write-downs of capital assets totaling $753,382, pertaining to the BioOil Power Generation segment. The Company determined that the net realizable value of certain test equipment was below their carrying values.

In 2001, the Company recorded write-downs of capital assets totaling $323,850, including $148,813 for capital assets pertaining to the BioLime segment and $175,037 for capital assets pertaining to the DynaPower segment. The Company determined that the development of commercially viable BioLime products was uncertain and therefore, the carrying value of these assets was written down to $nil. The DynaPower capital assets were held for disposal and the Company had written the carrying value down to their net realizable value of $1 [note 11].


7. PATENTS

In 2002, the Company recorded a write-down on patents pertaining to the DynaPower metal cleaning technology of $118,732. The Company determined that the future cash flows from these licenses granted upon the management buyout [note 11] of DynaPower were insufficient to support the carrying value of these patents. Therefore, these patents were written down to management's best estimates of the future discounted cash flows from the licenses on these patents.

In 2001, the Company recorded write-down of patents totaling $261,228, including $181,531 pertaining for BioLime patents, $72,514 for Actuator patents and $7,183 for other patents. The Company determined that the development of commercially viable uses for the products to which the costs for the BioLime, Actuator and other patents relate was uncertain and therefore, the costs related to these patents was charged to operations.

During 2000, the Company acquired exclusive rights to a technology patent from a company owned by a Director of the Company in exchange for 1,000,000 shares of common stock. Of the total 1,000,000 common stock, 750,000 shares were subject to a trading restriction until the earlier of March 9, 2002, and the date at which the 10 tonne per day BioOil plant was fully commissioned which occurred at the end of the first quarter in 2001. The patent was capitalized in fiscal 2000 at $250,000; the fair value of the shares at the date the agreement was approved by the Board of Directors.

Patents are shown net of accumulated amortization at December 31, 2002 of $45,552 [2001 - $355,977].

8. BANK INDEBTEDNESS

As at December 31, 2002, the Company had a credit facility with the Bank of Nova Scotia up to a maximum of $317,078 (Cdn$ 500,000) with interest charged at the bank's prime rate (as at December 31, 2002 - 4.5%; 2001 - 4%) plus 1 1/2%. As collateral for the facility, the Company has provided the lender a General Security Agreement ("GSA") providing a charge on all present and future assets. Amounts borrowed are repayable within 120 days from the date of borrowing. As at December 31, 2002, $158,539 (Cdn$ 250,000) (at December 31, 2001 - $282,826) is
outstanding.

In January of 2003, the bank demanded repayment of the full amount outstanding and in early 2003 the Company repaid this loan in full and was released from the GSA. The Bank has since terminated the credit facilities and released the Company from the general security agreement and all other obligations.

The fair market value of the loan at December 31, 2002 approximates its carrying value because it bears a current market interest rate.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                2002             2001
                                                 $                 $
 -------------------------------------------------------------------------------
 Trade accounts payable                     1,022,311            772,520
 Accrued compensation                         105,726             61,128
 Accrued liabilities                          249,132            849,922
 Accrued warranty liability                        --              6,883
 -------------------------------------------------------------------------------
                                            1,377,169          1,690,453
 ===============================================================================

10. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of 100,000,000 common shares [2001 - 100,000,000 common shares] with no par value and 100,000,000 preferred shares [2001 - 100,000,000] with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2002 and 2001.

[b] Issued and outstanding common shares


                                                                         Issued
                                                                          #                $
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 1999                                         24,617,402        15,461,939
 Issued for cash
    Pursuant to private placement (i)                                8,779,800         4,365,262
    Pursuant to exercise of stock options                              345,572           138,229
 Issued for services                                                 1,108,286           825,452
 Issued to purchase technology patent [note 5]                       1,000,000           250,000
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2000                                         35,851,060        21,040,882
 -------------------------------------------------------------------------------------------------
 Issued for cash
    Pursuant to private placement                                    2,614,404         1,853,516
    Pursuant to exercise of stock options                              333,946           141,578
 Issued to settle fees payable                                         323,408           259,635
 Issued for services (ii)                                            1,819,297         1,322,303
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2001                                         40,942,115        24,617,914
 =================================================================================================
 Issued for cash
    Pursuant to private placement                                    4,503,872         1,545,400
 Issued on conversion of convertible loan                              856,551           200,000
 Issued for settlement of fees payable and severances                  479,025           145,598
 Issued for services (ii)                                            3,159,437         1,136,507
 Shares to be redeemed and cancelled (iii)                                  --           (92,379)
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2002                                         49,941,000        27,553,040
 =================================================================================================

[i] During 2000, the Company issued a total of 8,779,800 common shares for $4,365,262 cash net of issue costs of $24,638 pursuant to private placements.
[ii] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.
a.                  The Company has entered into compensation arrangements
                  with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are 1,379,447 [2001 - 738,355] shares, fair valued at $552,387
                  [2001 - $490,838].
b.                        In addition,  the Company  issued 675,486 [2001 - nil]
                  restricted shares to non-employees for services, fair valued at $217,269 [2001 - $nil]. The shares have a 12 months restriction from the issued date.
c. The Company has issued 1,054,916 [2001 - 968,568] shares to employees, directors and officers for services rendered, recorded at fair value of $349,901 [2001 - $739,666].

d.                         In  addition,  the  Company  issued  49,588  [2001  -
                  112,374] restricted shares to employees and directors for services, fair valued at $16,950 [2001 - $91,799]. The shares have a 12 month restriction from the issue date.

[iii]   At December  31,  2002,  the Company  has  346,748  common  shares to be redeemed. These shares were issued in relation to termination of agreements with non-employees. The shares will be redeemed upon satisfying the conditions of the termination agreements. Cash of $92,379 has already been paid to the holder of these common shares as compensation for the redemption. The common shares are outstanding at year-end and will be redeemed and cancelled when the conditions of the settlement are satisfied.


[c]  Shares to be issued

At December 31, 2002, the Company has 3,225,508 [2001 - 1,251,919] common shares to be issued which comprise:
[i]             1,695,484  [2001 - 172,399] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements with a value of $419,073.
[ii] 1,530,024 common shares relating to a private placement commenced during the second quarter of 2002. The private placement is for up to $1 million at an offering price between $0.20 and $0.326. At December 31, 2002, the Company had received $352,376 in cash for these shares to be issued [note 20(a)].

[d]  Escrow agreement

At December 31, 2002, 556,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

At December 31, 2002, 225,334 common shares remain in escrow from a total of 676,000 common shares originally put in escrow in 1998. These common shares are to be released from escrow as follows: : 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period which occurred in fiscal 2000; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the year ended December 31, 2002, nil [2001 - nil; 2000 - 450,666] common shares were released from escrow and at December 31, 2002, 781,334 [2001 - 781,334] common shares are held in escrow.

[e]  Stock options

At December 31, 2002, the following stock options to Directors, employees and others were outstanding:


                     Options Outstanding Options Exercisable
                                    Weighted-
                       Number          Average         Weighted-         Number      Weighted-Average
    Range of       Outstanding at     Remaining         Average      Outstanding at     Exercise
    Exercise        December 31,     Contractual       Exercise       December 31,        Price
     Prices             2002             Life            Price            2002
------------------ ---------------- --------------- ---------------- --------------- ----------------
      $0.21                6,820      0.96 years         $0.21              6,820         $0.21
      $0.35               30,000      0.67 years         $0.35             30,000         $0.35
      $0.40              319,017      0.44 years         $0.40            319,017         $0.40
  $0.49 - $1.00        5,122,000      2.23 years         $0.58          5,092,352         $0.58
      $1.50              350,000      2.16 years         $1.50            299,000         $1.50
------------------ ---------------- --------------- ---------------- --------------- ----------------
                       5,827,837                                        5,747,189
================== ================ =============== ================ =============== ================

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 7,491,150 [2001 - 6,141,317] (15%) common shares for issuance upon the exercise of stock options of which at December 31, 2002, 1,663,313 [2000 - 1,139,354] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                                                No. of Common   Weighted Average
                                                               Shares Issuable   Exercise Price
 -------------------------------------------------------------------------------------------------
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 1999                                         2,410,139           0.90
 Options granted                                                    3,885,500           1.17
 Options forfeited or expired                                        (265,278)          1.63
 Options expired                                                      (63,600)          2.26
 Options exercised                                                   (737,119)          0.54
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2000                                         5,229,642           1.14
 Options granted                                                    1,246,859           0.72
 Options forfeited or expired                                         (97,000)          3.61
 Options exercised                                                 (1,377,538)          0.64
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2001                                         5,001,963           1.15
 Options granted                                                    4,638,298           0.44
 Options forfeited or expired                                      (1,598,725)          0.96
 Options exercised                                                 (2,213,699)          0.38
 -------------------------------------------------------------------------------------------------
 Balance, December 31, 2002                                         5,827,837           0.63
 =================================================================================================

During 2002, the Company repriced 1,800,000 options issued to directors from the original exercise price of $1.50 to a new exercise price of $0.50. During 2000, the Company repriced 234,278 options issued to non-employees from original exercise prices ranging from $1.50 to $2.00 to a new exercise price of $0.75, the then market price of the shares.

Included in the options granted in 2002, were 1,953,170 [2001 - 483,096] options to non-employees for services rendered recorded at a fair value of $613,787 [2001 - $272,614].

The weighted-average fair value of options granted in 2002 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.37, $0.41, and $0.32 respectively [2001 - $nil, $0.35, and $0.96; 2000 - $0.49, $1.35, and
$0.36].

The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share as required by CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which also requires that the information be determined as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method. The fair value for these options, SA Rights and warrants is estimated at the measurement date using a Black Scholes pricing model with the following assumptions: Risk free interest rate for 2002, 2001, and 2000, respectively; 4.5%, 3.9%, and 5.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.129, 1.194, and 1.170, and a weighted average expected life of the option of
4.25 years [2001 - 4.89 years; 2000 - 3.19 years].

Supplemental disclosure of pro forma loss and loss per share:

                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 Net loss as stated                               (5,261,607)       (6,838,264)       (4,756,873)
 Less stock-based compensation                       121,248           564,257         2,267,922
 -------------------------------------------------------------------------------------------------
 Pro forma loss                                   (5,382,855)       (7,402,521)       (7,024,795)
 =================================================================================================

 -------------------------------------------------------------------------------------------------
 Basic and diluted loss per share                      (0.12)            (0.18)            (0.15)
 Proforma basic and diluted loss per share             (0.12)            (0.20)            (0.22)
 =================================================================================================

[f] Common share purchase warrants

During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant holders were given 30 days to accept the offer. As at December 31, 2001, 4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. During 2002, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing.

At December 31, 2002 the common share purchase warrants outstanding were as follows:

                            No. of Common       Exercise                  Expiration
                           Shares Issuable        Price                      Date
 -------------------------------------------------------------------------------------------------
 Series F Warrants               968,333          $0.70       January 1, 2003 - March 5, 2005
 Series G Warrants                84,000          $0.70       January 31, 2003
 Series J Warrants               201,250          $0.70       July 31, 2003
 Series K Warrants                35,000          $0.70       July 31, 2003
 Series L Warrants                64,491      $0.70 to $2.00  February 20, 2003
 Series M Warrants               395,272      $0.70 to $1.50  June 22, 2003 - May 9, 2005
 Series N-b Warrants             275,756          $0.70       September 5, 2004 - October 1, 2004
 Series O Warrants               300,000          $0.35       June 10, 2005
 Series P Warrants               541,665          $0.40       July 29, 2005 - December 2, 2005
 -------------------------------------------------------------------------------------------------

As at December 31, 2002, all warrants are vested.

(1) 933,333 of the Series F warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement. 35,000 of the Series F warrants were issued to an employee of the Company for past services.

(2) The Series G warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement.

(3)  The Series H and I warrants expired in 2002.

(4) The Series J warrants have been issued to non-employees for services. As at the end of 2002, 625,000 of Series J warrants expired and were cancelled.

(5) 75,000 of the Series K warrants were cancelled in 2002. These warrants had been issued to an employee of the Company for past services.

(6) The Series L warrants were issued as part of a private placement for the services of employees and directors of the Company. These warrants vested upon successful completion of the private placement and as services were performed.

(7) The Series M warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. As of the end of 2002, an additional 102,544 warrants were issued for services rendered.

(8) The Series N-a and N-b warrants were issued as part of a private placement. These warrants vested upon successful completion of the private placement. 459,595 Series N-a warrants expired and were cancelled during 2002.

(9) The Series O warrants were issued as a part of a convertible loan agreement [note 13(c)] during the year and the warrants vested immediately upon issue.

(10) The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively.

Compensation expense recognized for warrants granted:

                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 Series H Warrants                                        --                --            12,750
 Series I Warrants                                        --                --            11,400
 Series J Warrants                                        --           469,567           479,705
 Series K Warrants                                        --                --           124,500
 Series M Warrants                                    22,988            89,065                --
 Series P Warrants                                    23,006                --                --
 -------------------------------------------------------------------------------------------------
 Total compensation                                   45,994           558,632           628,355
 =================================================================================================

[g]  Stock appreciation rights

During 1998, the Company established a SA Rights plan whereby the participants will be entitled to require the Company to redeem the SA Rights for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

                                                                     No. of
                                                                 SA Rights Issued
 ------------------------------------------------------------------------------------
 Balance, December 31, 2000                                          1,735,833
 SA Rights forfeited                                                  (249,166)
 ------------------------------------------------------------------------------------
 Balance, December 31, 2001                                          1,486,667
 SA Rights forfeited                                                   (14,999)
 ====================================================================================
 Balance, December 31, 2002                                          1,471,668
 ====================================================================================

At December 31, 2002, the following SA Rights, all of which were issued to employees, were outstanding:

          SA Rights             SA Rights          Initial                Expiration
         Outstanding              Vested            Value                    Date
 -----------------------------------------------------------------------------------------------
           1,122,501               846,389           $0.400            January 28, 2004
             200,000               133,333           $0.625            May 1, 2004
             149,167               131,945           $1.00             May 1, 2004
 -----------------------------------------------------------------------------------------------
           1,471,668             1,111,667
 ===============================================================================================

[h]  Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered and the intrinsic value of SA Rights granted to employees.

[i] Stock based compensation

The Company has recorded stock based compensation as follows:

                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 Balance sheet items
 Capital assets                                      105,455           108,137                --
 Patents and intellectual property                        --            15,500           250,000
 Other                                                11,989                --                --
 -------------------------------------------------------------------------------------------------
                                                     117,444           123,637           250,000
 Income statement items
 Professional fees                                   796,813         1,591,381         1,906,884
 General and administrative salaries and
    benefits                                         438,870           383,094           230,694
 Marketing                                            42,385           121,790            77,642
 Rent expense                                         40,848            11,330                --
 Other                                                 7,094                --                --

 -------------------------------------------------------------------------------------------------
                                                   1,326,010         2,107,595         2,215,220

 Total stock based compensation                    1,443,454         2,231,232         2,465,220
 =================================================================================================

[j]  Basic and diluted loss per common share

                                                    2002               2001              2000
 -------------------------------------------------------------------------------------------------

 Numerator
 Loss from continuing operations              (4,366,454)        (6,437,461)        (4,756,873)
 Loss from discontinued operations              (895,153)          (400,803)                --
 -------------------------------------------------------------------------------------------------
 Net loss                                     (5,261,607)        (6,838,264)        (4,756,873)
 -------------------------------------------------------------------------------------------------

 Denominator
 Weighted average number of common shares
    outstanding                               45,886,312         37,250,303         32,707,858
 Escrowed shares                                (791,334)          (791,334)          (791,334)
 -------------------------------------------------------------------------------------------------
                                              45,094,978         36,458,969         31,916,524
 =================================================================================================

 Basic and diluted loss per common share
 Continuing operations                            (0.10)             (0.18)             (0.15)
 Discontinued operations                          (0.02)             (0.01)                --
 -------------------------------------------------------------------------------------------------
 Loss per share                                   (0.12)             (0.19)             (0.15)
 =================================================================================================

11. DYNAPOWER MANAGEMENT BUYOUT

In May 2001, the Company announced its intention to sell certain assets in its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 and to obtain future royalties on all revenue of DynaPower Systems for a period of seven years. This divestiture was completed April 11, 2002.

The divestiture included all tangible assets of the DynaPower division, including test equipment, furniture and equipment, which were transferred to the new owners upon closing the sale. The Company retains ownership of the intellectual property related to the DynaPower metal cleaning technology and has licensed the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period.

In 2002, the Company recorded write-downs of patents related to DynaPower for $118,732 and in 2001 recorded write-downs of the DynaPower capital assets of $175,037 [notes 6 and 7].

The intellectual property will transfer from the Company to DynaPower, Inc. on the expiration of the royalty period at March 31, 2009 only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

12. COMMITMENTS AND CONTINGENCIES

Commitments

[a] The Company has available a maximum aggregate forward exchange contract facility of up to $750,000 U.S. dollars or the equivalent thereof in other approved currencies. The daily settlement limit is $250,000.

     As at December 31, 2002 the Company had no forward exchange contracts. As at December 31, 2001, the Company had forward and exchange contracts with a nominal value of $390,500 with no expiry date.

[b] The Company has the following future minimum lease commitments for premises and equipment:

                                                              $
     ---------------------------------------------------------------------------

     2003                                                   74,000
     2004                                                    5,000
     ---------------------------------------------------------------------------
                                                            79,000
     ---------------------------------------------------------------------------

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 10, the Company had the following transactions with related parties:

[a] Consulting fees and salaries of $639,910 for the year ended December 31, 2002 [2001 - $768,336; 2000 - $793,000] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $447,789 [2001 - $371,669; 2000 - $139,700] paid by stock based compensation [note 10(b)(ii)].

[b]  The Company has entered into:

     [i] a royalty agreement, pursuant to an agreement to purchase certain patents for an unlimited term with a company controlled by a previous Director of the Company, based on 4% of the gross receipts from unit sales. No sales have occurred to date.

     [iii]a 24 month consulting and research  agreement,  which expired February
          9, 2002, with a company controlled by a director of the Company. Included in research and development expenses are fees of $nil [2001 - $90,387; 2000 - $110,000] to this related party.

[c] At December 31,2002,the Company has loan agreements outstanding with certain
     Directors totaling $182,253. The loans comprise $118,838 which was used to settle amounts owing to certain Directors and $63,415 which was received in cash. The loans are due on March 31, 2003 and can be repaid in cash or convertible into the Company's common shares at 75% of the 10 day average of the Company's market share price prior to conversion. A total of 405,223 warrants were also granted to the lenders in connection with the loans. The warrants were issued subsequent to year-end and have an exercise price of $0.23. The warrants expire on March 31, 2006. For the portion of the loans received in cash, interest is charged at a rate of 1% per month and is repayable at the end of the term. The remaining debt is non-interest bearing.

     The proceeds of $182,253 for the above noted convertible debts were allocated to the debts, the embedded conversion feature and the warrants based on the relative fair values. Accordingly, $101,034 has been recorded as liabilities and $81,219 has been recorded as contributed surplus representing the embedded conversion feature and warrants. The carrying value of the debts will be accreted up to its fair value over their maturity terms. For the year ended December 31, 2002, $nil of accretion interest has been charged to the statement of loss. The carrying value of these loans approximate their fair value due to their short-term nature.

[d] During the year, the Company entered into a loan agreement with related parties for $200,000 cash which were converted in the year. The loans were repayable on June 28, 2002 and could be repaid in cash or convertible into the Company's common shares at 75% of the 10 day average of the Company's market share price prior to conversion. A total of 300,000 warrants were also granted to the lenders in connection with the loans. The warrants have an exercise price of $0.35 per common share and expire on April 30, 2005. Interest was charged at a rate of 1% per month and was repayable at the end of the term. The warrants are still outstanding at year-end.

     The proceed for the above noted convertible debts were allocated to the debts, the embedded conversion feature and the warrants based on the relative fair values. Accordingly, $94,118 had been recorded as liabilities and $105,882 had been recorded as contributed surplus representing the embedded conversion feature and warrants. The carrying value of the debts were accreted up to their fair value over their maturity terms. For the year ended December 31, 2002, $105,882 of accretion interest has been charged to the statement of loss.

14.       LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31 2002, the Company has loss carryforwards of approximately $18,885,000 to apply against future taxable income in Canada ($17,062,000) and the United Kingdom ($1,823,000) and $566,000 and $229,000 of federal and provincial investment tax credits respectively available for future use in Canada. These losses and investment tax credits expire as follows:

                                                     Federal      Provincial
                                                 investment tax investment tax          Loss
                                                     credits        credits        carryforwards
                                                        $              $                 $
 -------------------------------------------------------------------------------------------------
 2003                                                     --             --          2,083,000
 2004                                                     --             --          1,699,000
 2005                                                     --             --          2,139,000
 2006                                                  9,000             --          2,019,000
 2007                                                 85,000             --          3,509,000
 2008                                                 18,000             --          3,826,000
 2009                                                 36,000          6,000          1,787,000
 2010                                                124,000         70,000                 --
 2011                                                191,000         96,000                 --
 2012                                                103,000         57,000                 --
 -------------------------------------------------------------------------------------------------
                                                     566,000        229,000         17,062,000
 =================================================================================================

The loss carryforwards available to reduce taxable income in the United Kingdom can be carried forward indefinitely. In addition, the Company has scientific research and experimental development expenditures of approximately $3,370,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31 are as follows:

                                                                         2002               2001
                                                                           $                  $
------------------------------------------------------------------------------------------------------
Net operating loss carryforwards                                     6,628,000          5,725,000
Research and development deductions and credits                      1,712,000          1,344,000
Capital assets                                                         681,000            179,000
Financing costs                                                         64,000             90,000
------------------------------------------------------------------------------------------------------
Total future tax assets                                              9,085,000          7,338,000
Valuation allowance                                                 (9,085,000)        (7,338,000)
------------------------------------------------------------------------------------------------------
Net future tax assets                                                       --                 --
------------------------------------------------------------------------------------------------------

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2002 and 2001.

15. SUPPLEMENTARY INFORMATION

                                                    2002              2001              2000
 Net change in non-cash working capital               $                 $                $
 -------------------------------------------------------------------------------------------------
 Accounts receivable                                   8,737           215,908            86,067
 Government grants receivable                       (160,316)          639,665          (226,658)
 Inventory                                            10,043             9,548            17,422
 Prepaid expenses and deposits                       136,434           (36,764)           (7,318)
 Deferred revenue                                    (51,981)          (47,189)         (161,176)
 Accounts payable and accrued liabilities            508,142           388,807            46,485
 -------------------------------------------------------------------------------------------------
                                                     451,059         1,169,975          (245,178)
 =================================================================================================
 Interest paid
 Short-term interest paid                             48,661            26,080            26,523
 =================================================================================================

16. GOVERNMENT ASSISTANCE

Government assistance received during the year in the amount of $467,832 [2001 - $674,304; 2000 - $857,017] has been recorded as a reduction of expenditures.

[a]  Technology Partnerships Canada

     During the year ended December 31, 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada
     (TPC) whereby the Company is entitled to receive a maximum of approximately $5.2 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The agreement expires on June 30, 2002. In the event that commercial viability is achieved, then the assistance is repayable, commencing January 1, 2003 based on royalties from sales of specified products resulting from the project to a maximum of $10.2 million or until the expiration of contract on December 31, 2011.

     In May 2002, TPC approved a work plan and accordingly the Company received a one year extension to the existing contribution agreement with TPC to June 30, 2003 while retaining the maximum assistance receivable of $5.2 million. Subsequent to the amendment, the Company recovered $269,792 relating to eligible expenditures made in 2001. As at December 31, 2002, $139,745 [2001 - $nil] is included in government grants receivable.

[b]  Other contribution agreements

     The Company had contribution agreements with other Canadian governmental agencies for a maximum contribution of $376,428 over the 2001 - 2003 period. In 2002, the Company received $98,266 [2001 - $204,244] under these agreements. Of these amounts, $20,571 is included in government grants receivable as at December 31, 2002, [2001 - $nil].

     In 2002, $98,266 [2001 - $164,266] has been used to reduce expenditures made in the current year with the remaining amount at December 31, 2002, $nil [2001 - $39,978] included in current liabilities to be used to reduce expenditures made in subsequent periods. A portion of these funds, to a maximum of $122,000, are repayable under certain defined terms of non-performance.

17. Segmented information

In 2002, the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology, BioTherm(TM). Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its BioTherm technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

In prior years, the Company also had two other reportable segments: DynaPower and Actuator. The Company has sold the operating assets of DynaPower to an employee and has entered into a licensing arrangement for the DynaPower intellectual property retained by the Company [note 11]. The licensing agreement under the Actuator segment expired in 2002 and has not been renewed. The actuator technology is used in both steel and aluminum welding.

Corporate and other includes other corporate related amounts that are not a separately reportable segment.

                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 Revenue
 Actuator                                             47,419                --           177,609
 DynaPower                                            18,480           274,360           729,326
 BioOil Power Generation                               2,580                --               809
 Corporate and other                                      90                --                --
 -------------------------------------------------------------------------------------------------
                                                      68,569           274,360           907,744
 -------------------------------------------------------------------------------------------------
 Loss for the year from continuing
 operations
 Actuator                                             47,419          (111,574)          163,675
 DynaPower                                          (105,074)         (578,527)         (287,595)
 BioOil Power Generation                            (856,475)       (2,276,293)         (907,925)
 Corporate                                        (3,452,324)       (3,471,067)       (3,725,028 )
 -------------------------------------------------------------------------------------------------
                                                   (4,366,454)       (6,437,461)       (4,756,873)
 -------------------------------------------------------------------------------------------------
 Capital expenditures, including patents
    (net of government grants and disposal)
 Actuator                                                 --               374                --
 DynaPower                                                --            18,412           111,557
 BioOil Power Generation                             182,637           543,980         1,110,863
 Corporate                                               836            44,883           228,447
 -------------------------------------------------------------------------------------------------
                                                     183,473           607,649         1,450,867
 -------------------------------------------------------------------------------------------------
 Amortization and Depreciation
 Actuator                                                 --            33,912            13,934
 DynaPower                                                --           100,323           101,651
 BioOil Power Generation                             197,005           215,546           128,151
 Corporate                                           116,469            54,714            68,468
 -------------------------------------------------------------------------------------------------

 -------------------------------------------------------------------------------------------------
                                                     313,474           404,495           312,204
 -------------------------------------------------------------------------------------------------
 Total assets
 Actuator                                                 --            54,875
 DynaPower                                                --           197,271
 BioOil Power Generation                             865,647         5,896,626
 Corporate                                           420,166           305,627
 --------------------------------------------------------------------------------
                                                   1,285,813         6,454,399
 --------------------------------------------------------------------------------

                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 Geographic information
 Revenue
 United States                                        47,419           109,795           814,617
 Italy                                                    --             5,482            20,487
 Canada                                               21,060           109,935            65,237
 United Kingdom                                           90                --                --
 Other                                                    --            49,148             7,403
 -------------------------------------------------------------------------------------------------
                                                      68,569           274,360           907,744
 -------------------------------------------------------------------------------------------------
 Capital assets
 United States                                           792             1,233
 Canada                                              720,122         1,397,509
 United Kingdom                                       29,495           803,358
 --------------------------------------------------------------------------------
                                                     750,409         2,202,100
 ================================================================================


18. MAJOR CUSTOMERS

The Company sells to multiple customers. At December 31, 2002 69% and 10% of the sales were from two customers. The majority of sales for the year ended December 31, 2001 were derived from 3 customers each representing 31%, 17%, and 16% respectively of consolidated sales. The majority of sales for the year ended December 31, 2000 were derived from 3 customers each representing 55%, 20% and 12%, respectively of consolidated sales. As at December 31, 2002 the aggregate accounts receivable balances relating to these customers was $nil [2001 - $15,821].

19.   RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("U.S. GAAP"), except as follows:

[i] Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the nominal amount paid, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii] Under U.S. GAAP, patent costs are amortized over the life of the patent commencing with the date the patent is granted. Under Canadian GAAP, patent costs are amortized over the life of the patent commencing with commercial production.

[iii] Prior  to  January  1, 2002,  the  Company  did   not  record  stock-based
      compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. Effective January 1, 2002, the Company has adopted the guidance under CICA Handbook Section 3870 [note 3] which is consistent with U.S. GAAP.

      For U.S. GAAP purposes, the Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2002, there were nil [2001 - 15,940; 2000 - 70,000] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. Compensation relating to variable plans is recorded in the reconciliation when it becomes probable that the award will be earned.

[iv] For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 ("SFAS 130") in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

                                                    2002              2001              2000
                                                      $                 $                $
 -------------------------------------------------------------------------------------------------
 Loss for the year, Canadian GAAP                  5,261,607         6,838,264         4,756,872
 Adjustment for patent cost amortization                  --               951             4,804
 Adjustment for stock based compensation                  --          (166,595)          380,325
 Adjustment for compensation upon release
    of share from escrow - employees                      --                --           961,361
 Adjust for patent write-down                          2,862           (69,728)               --
 -------------------------------------------------------------------------------------------------

 -------------------------------------------------------------------------------------------------
 Loss for the year, U.S. GAAP                      5,264,469         6,602,892         6,103,362
 -------------------------------------------------------------------------------------------------

 Unrealized losses on foreign currency                24,321           148,360            60,677
 translation
 -------------------------------------------------------------------------------------------------
 Comprehensive loss for the year, U.S. GAAP        5,288,790         6,751,252         6,164,039
 =================================================================================================

 Weighted average number of common shares
    outstanding                                   45,094,978        36,458,969        31,916,524
 =================================================================================================

 Basic and diluted loss per common share,
    U.S. GAAP                                          (0.12)            (0.18)            (0.19)
 =================================================================================================

Consolidated balance sheet items which vary significantly under accounting principles generally accepted in the United States would be as follows:

                                                                       2002             2001
                                                                        $                 $
 -------------------------------------------------------------------------------------------------
 Patents                                                               212,047            389,743
 -------------------------------------------------------------------------------------------------

 Total assets                                                        1,285,813          6,457,263
 -------------------------------------------------------------------------------------------------

 Share capital                                                      29,739,808         26,804,682
 Shares to be issued                                                   771,449            666,036

 Contributed surplus                                                 2,979,508          2,681,060
 Other accumulated comprehensive income                               (543,744)          (519,422)
 Deficit                                                           (33,618,833)       (28,354,364)
 -------------------------------------------------------------------------------------------------
 Shareholders' equity                                                 (671,812)         1,277,992
 =================================================================================================

20. SUBSEQUENT EVENTS

[a] As described in [note 10(c)], the Company commenced a private placement for up to $1million. Subsequent to year-end, the Company issued 2,655,024 common shares for a total proceeds of $577,376.

[b] On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loan bears interest at 2% per month and has a 12-month term. The Company also issued 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financing.

[c] In June 2003 the Company was notified by Sustainable Development Technology Canada ("SDTC") that it is among the successful submissions to receive financial support for its proposed Erie Flooring BioOil Generation project to be based in Ontario, Canada. The project is to be developed in partnership with Orenda division of Magellan Aerospace, Ontario Power Generation, UMA Engineering and Erie Flooring and Wood Products.

21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

OFFICERS AND DIRECTORS
As of September 2003

Officers of the Company

Richard Chen-Hsing Lin
Chairman and Vice President,
Asian Affairs
Vancouver BC Canada

Robert Andrew Kingston
President and
Chief Executive Officer
Vancouver BC Canada

Brian Richardson
Chief Financial Officer
Vancouver BC Canada

Warren Johnson
Chief Technology Officer
Vancouver BC Canada

Laura Santos
Corporate Secretary
Vancouver BC Canada

Antony Robson
Managing Director
DynaMotive Europe Limited
London UK

James Acheson
Chief Operating Officer
DynaMotive Corporation
Los Angeles CA USA


Board of Directors

Committee membership indicated by numbers following names

Richard Chen-Hsing Lin (3)
Chairman and Vice President,
Asian Affairs
Vancouver BC Canada


Robert Andrew Kingston (2) (3)
President and
Chief Executive Officer
Vancouver BC Canada

Directors at Large

Chih-Lin Chu
General Manager
China Strategic Holdings Limited
Hong Kong China

Shing-Cheng Hong (1)
Chairman
Giga Venture Partners & Co.
Taipei Taiwan

Desmond Radlein, Ph.D.
President & CEO
Resources Transforms International, Ltd.
Waterloo ON Canada

Curtin Winsor, Jr., Ph.D. (1) (2)
Chairman
American Chemical Services Company
McLean VA USA

All  directors  are  elected   annually  at  the  Company's  Annual  Meeting  of
Stockholders.

Committees of the Board of Directors
1.       Audit Committee
2.       Compensation Committee
3.       Executive Committee
4.       Technical Advisory Committee

CORPORATE INFORMATION
(as of September 2003)

CORPORATE OFFICES


Corporate Headquarters
105-1700 West 75th Avenue
Vancouver BC Canada
V6P 6G2
604-267-6000 Telephone
604-267-6005 Facsimile

TRANSFER AGENTS AND REGISTRARS

Computershare Trust Company
Stock Transfer Services
Vancouver BC Canada V6C 3B9
(604) 661 0246 Telephone
(604) 683-3694 Facsimile


Computershare Trust Company
Golden, CO
USA 80401
(303) 262 0600 Telephone
(303) 262 0700 Facsimile

BANKERS


Canadian Imperial Bank of Commerce
Three West Center
6011     No.3 Road
Richmond BC Vancouver
V6Y 2B2
Tel: 604-665-6128 Telephone
Fax: 604-278-7631 Facsimile


INDEPENDENT AUDITORS

Ernst & Young LLP
Vancouver BC Canada
Investor Relations


To obtain additional information about the Company or to be placed on the Company's list for future news release and financial reports, contacts:

DynaMotive Energy Systems Corporation Investors Relations 105-1700 West 75th Avenue Vancouver BC Canada V6P 6G2 (604) 267 6000 Telephone (877) 863 2268 Toll Free (604) 267 6005 facsimile investor@dynamotive.com email www.dynamotive.com website

STOCK LISTING

The Company's common shares are currently listed on the OTCBB under the trading symbol DYMTF

ANNUAL MEETING

The 8th Annual General Meeting will be held on Friday, October 24, 2003 at 2:00 p.m.

Lang Michener
Board Room
1500-1055 West Georgia Street
Vancouver BC V6E 4N7




DYNAMOTIVE


105-1700 West 75th Avenue
Vancouver, British Columbia
Canada V6P 6G2
www.dynamotive.com